Exhibit 99.1

News Release 2018-28

Contact:

Dianne VanBeber

Vice President, Investor Relations

dianne.vanbeber@intelsat.com

+1 703-559-7406

Intelsat Announces Second Quarter 2018 Results

•	Second quarter revenue of $537.7 million; $512.5 million excluding effects of revenue recognition rules (ASC 606)

•	Second quarter net loss attributable to Intelsat S.A. of $46.8 million

•	Second quarter Adjusted EBITDA of $415.6 million or 77 percent of revenue; $390.5 million or 76 percent of revenue excluding effects of ASC 606

•	$8.7 billion contracted backlog, or $7.5 billion excluding the effects of ASC 606

Luxembourg, 31 July 2018

Intelsat S.A. (NYSE: I), operator of the world’s first Globalized Network and leader in integrated satellite communications, today announced financial results for the three months ended June 30, 2018.

Intelsat reported total revenue of $537.7 million and net loss attributable to Intelsat S.A. of $46.8 million for the three months ended June 30, 2018.

In the first quarter of 2018, we adopted the provisions of the Financial Accounting Standards Board Accounting Standards Codification Topic 606, Revenue from Contracts with Customers (“ASC 606”). As a result of the adoption of ASC 606, total revenue for the three months ended June 30, 2018 reflects $25.2 million primarily related to the significant financing component identified in our customer contracts.

Total revenue excluding the effects of ASC 606 was $512.5 million for the three months ended June 30, 2018.

Intelsat reported EBITDA1, or earnings before net interest, gain on early extinguishment of debt, taxes and depreciation and amortization, of $408.5 million and Adjusted EBITDA1 of $415.6 million, or 77 percent of revenue for the three months ended June 30, 2018. Total Adjusted EBITDA excluding the effects of ASC 606 was $390.5 million, or 76 percent of revenue, for the three months ended June 30, 2018. Free cash flow from operations1 was $4.9 million.

Intelsat’s Chief Executive Officer, Stephen Spengler, said, “This is a time of great opportunity for Intelsat. We are on the cusp of completing the global deployment of our next generation Intelsat EpicNG fleet, we are introducing more managed services to address high growth mobility applications, and we are increasingly recognized for the value of our global network of satellites and terrestrial infrastructure that connects billions of people around the globe.

“Our overall financial and operational performance year-to-date is tracking to our expectations against a global landscape of increasing mobility connectivity requirements. With our highly successful capital raise of approximately $633 million completed in the second quarter, we have taken significant strides in the management of our capital structure. This allows us to focus our energy on maximizing the commercial opportunities before us, not the least of which is the sizeable opportunity for satellite communications within the global race to deploy 5G.

“We are encouraged by the thoughtful reception that the Federal Communications Commission has given to the innovative proposal that we developed in conjunction with Intel. We’ll continue to promote our market-based proposal, joining with SES and more recently, Eutelsat. Our proposal will speed wireless access to spectrum in the 3.7-4.2 GHz band known as C-band, crucial for the development of the American economy, while not compromising on the protection of the quality and reliability of television and other critical services that currently rely on this spectrum.”

Second Quarter 2018 Business Highlights

Intelsat provides critical communications infrastructure to customers in the network services, media and government sectors. Our customers use our services for broadband connectivity to deliver fixed and mobile telecommunications, enterprise, video distribution and fixed and mobile government applications. For additional details regarding the performance of our customer sets, see our Quarterly Commentary.

Network Services

Network services revenue was $198.5 million (or 37 percent of Intelsat’s total revenue) for the three months ended June 30, 2018, a decrease of 8 percent compared to the three months ended June 30, 2017. There was an immaterial effect from ASC 606 on our network services revenue.

Media

Media revenue was $234.2 million (or 44 percent of Intelsat’s total revenue) for the three months ended June 30, 2018, an increase of 5 percent compared to the three months ended June 30, 2017. Excluding the effects of ASC 606, media revenue was $217.5 million for the three months ended June 30, 2018, a decrease of 2 percent compared to the three months ended June 30, 2017.

Government

Government revenue was $98.5 million (or 18 percent of Intelsat’s total revenue) for the three months ended June 30, 2018, an increase of 15 percent compared to the three months ended June 30, 2017. Excluding the effects of ASC 606, government revenue was $90.3 million for the three months ended June 30, 2018, an increase of 5 percent compared to the three months ended June 30, 2017.

Average Fill Rate

Intelsat’s average fill rate on our approximately 1,850 36 MHz station-kept wide-beam transponders was 79 percent at June 30, 2018, compared to 80 percent as of March 31, 2018. In addition, at June 30, 2018 our fleet includes approximately 1,150 36 MHz units of high-throughput Intelsat EpicNG capacity, stable as compared to March 31, 2018.

Satellite Launches

Intelsat has two satellite launches planned for September 2018 on a single Arianespace Ariane 5 launcher. Intelsat 38, a satellite jointly built with Azerbaijan’s commercial satellite operator, Azercosmos OJSC, will provide media and broadband services in Central and Eastern Europe, Africa, and Asia. The Horizons 3e satellite, Intelsat’s joint venture satellite with Japan’s leading satellite operator, SKY Perfect JSAT Corporation, completes the initial buildout of the Intelsat EpicNG high-throughput global network, providing service coverage in the Asia-Pacific region.

Contracted Backlog

At June 30, 2018, Intelsat’s contracted backlog, representing expected future revenue under existing contracts with customers, was $8.7 billion, including approximately $1.1 billion attributable to ASC 606. Excluding the effects of ASC 606, contracted backlog was $7.5 billion, as compared to $7.6 billion at March 31, 2018.

Capital Markets Activities

On May 2, 2018, pursuant to a previously issued notice of redemption, our subsidiary, Intelsat (Luxembourg) S.A. (“Intelsat Luxembourg”) redeemed $46.0 million aggregate principal amount of its 6  3⁄4% Senior Notes due 2018, and in June 2018 repaid the remaining outstanding principal at maturity, retiring this issue in its entirety.

On June 14, 2018, Intelsat S.A. completed an offering of 15,498,652 common shares, nominal value $0.01 per share (the “Common Shares”), at a public offering price of $14.84 per common share, with total gross proceeds of approximately $230 million. In addition, on June 18, 2018, Intelsat S.A. completed an offering of approximately $403 million aggregate principal amount of its newly issued 4.5% Convertible Senior Notes due 2025 (the “2025 Convertible Notes”). These notes are guaranteed by a direct subsidiary of Intelsat Luxembourg, Intelsat Envision Holdings LLC. The net proceeds from the Common Shares offering and 2025 Convertible Notes offering were used to repurchase approximately $600 million principal amount of Intelsat Luxembourg’s 7.75% Senior Notes due 2021 in privately negotiated transactions with individual holders in June 2018. We intend to use any remaining proceeds for further debt repurchases and general corporate purposes.

Internal Tax Reorganization

On July 2, 2018, we implemented a series of internal transactions and related steps that reorganized the ownership of certain of our assets among our subsidiaries in order to enhance our ability to efficiently transact business. These transactions will be accounted for in the quarter ending September 30, 2018.

Financial Results for the Three Months Ended June 30, 2018

On-Network revenues generally include revenue from any services delivered via our satellite and ground network. Off-Network and Other Revenues generally include revenue from transponder services, mobile satellite services (“MSS”) and other satellite-based transmission services using capacity procured from other operators, often in frequencies not available on our network. Off-Network and Other revenues also include revenue from consulting and other services and sales of customer premises equipment.

Total revenue for the three months ended June 30, 2018 increased by $4.5 million, or 1 percent, as compared to the three months ended June 30, 2017. Excluding the impact of ASC 606 adjustments, total revenue for the three months ended June 30, 2018 decreased by $20.7 million, or 4 percent, as compared to the three months ended June 30, 2017. By service type, our revenues increased or decreased due to the following:

Total On-Network Revenues increased by $6.2 million to $492.0 million as compared to the three months ended June 30, 2017. Excluding the $25.5 million attributable to ASC 606, total on-network revenues declined by $19.3 million, or 4 percent, to $466.6 million due to the following:

•

Transponder services revenue of $392.3 million reflects an aggregate increase of $6.2 million, of which $23.8 million is attributable to ASC 606, comprised of $15.4 million and $8.2 million from the media and government businesses, respectively. Exclusive of revenues attributable to ASC 606, transponder services declined by an aggregate amount of $17.6 million, due primarily to a net decrease in revenue from network services applications of $8.5 million, reflecting non-renewals and renewal pricing at lower rates for wide-beam services in the Latin America, Europe and Asia-Pacific regions, partially offset by growth in maritime and aeronautical mobility services on Intelsat EpicNG. In addition, transponder services for media applications declined by $7.8 million, due to non-renewals and lower termination fees from certain customers in North America and lower collections from cash basis customers as compared to the second quarter of 2017.

•

Managed services revenue of $98.5 million, which includes $1.7 million attributable to ASC 606 adjustments related to the media business, reflects an aggregate decrease of $0.1 million. Excluding the effects of ASC 606, managed services revenue declined by $1.8 million, related in part to a $3.2 million decline in revenue from network services customers for point-to-point trunking services being replaced by fiber alternatives, offset partially by a $4.2 million increase in revenue from network services customers for mobility applications, a $2.9 million increase in revenue from managed media solutions, and a $1.2 million decrease in revenue from managed services sold to government customers.

Total Off-Network and Other Revenues reported an aggregate decline of $1.7 million, or a decrease of 4 percent, to $45.7 million, as compared to the three months ended June 30, 2017. There were no significant adjustments attributable to ASC 606.

•	Transponder, MSS and other Off-Network services reported an aggregate increase of$2.6 million, due primarily to an increase in third-party managed services sold to government customers.

•

Satellite-related services revenue was $9.1 million, or an aggregate decrease of $4.3 million, primarily due to decreased revenue from professional services supporting third-party satellites and government customers in the second quarter of 2018 as compared to the same period in 2017.

For the three months ended June 30, 2018, changes in operating expenses, interest expense, net, and other significant income statement items are described below.

•

Direct costs of revenue (excluding depreciation and amortization) decreased by $3.5 million, or 4 percent, to $76.5 million for the three months ended June 30, 2018, as compared to the three months ended June 30, 2017. The decrease was primarily due to lower costs of third-party capacity for off-network services and lower costs related to ground network enhancements for our media business.

•

Selling, general and administrative expenses increased by $2.3 million, or 5 percent, to $49.9 million for the three months ended June 30, 2018, as compared to the three months ended June 30, 2017. The increase was primarily due to an increase of $8.4 million in bad debt expense as compared to a credit in the second quarter of 2017, partially offset by a decrease of $4.5 million in professional fees as compared to the same period in 2017 and $1.9 million in decreased staff-related expenses, primarily associated with lower share-based compensation.

Depreciation and amortization expense decreased by $3.9 million, or 2 percent, to $173.6 million, as compared to the three months ended June 30, 2017. The decrease was primarily related to a number of satellites becoming fully depreciated during the period, offset partially by new satellite and ground segment assets placed into service.

Interest expense, net consists of the interest expense we incur, together with gains and losses on interest rate cap contracts (which reflect the change in their fair value), offset by interest income earned and the amount of interest we capitalize related to assets under construction. Interest expense, net increased by $55.1 million, or 22 percent, to $303.2 million for the three months ended June 30, 2018, as compared to the three months ended June 30, 2017. The increase in interest expense, net was principally due to an increase of $28.9 million related to the significant financing component identified in customer contracts in accordance with ASC 606. In addition, interest expense, net increased by $23.9 million, primarily driven by our new debt issuances and amendments to our senior secured credit facility with higher interest rates (partially offset by certain debt repurchases in 2017 and 2018), and an increase of $9.3 million from lower capitalized interest primarily resulting from decreased levels of satellites and related assets under construction. The increases were also partially offset by a decrease of $6.9 million corresponding to the increase in fair value of the interest rate cap contracts we entered into in 2017 and hold.

The non-cash portion of total interest expense, net was $35.0 million for the three months endedJune 30, 2018, due to the amortization of deferred financing fees, amortization and accretion of discounts and premiums, and interest expense related to the significant financing component identified in customer contracts in accordance with ASC 606, as well as the gain offset from the increase in the fair value of interest rate cap contracts we hold.

Gain on early extinguishment of debt was $22.1 million for the three months ended June 30, 2018, as compared to a nominal loss for the three months ended June 30, 2017. The gain of $22.1 million consisted of the difference between the carrying value of debt repurchased and the total cash amount paid (including related fees and expenses), together with a write-off of unamortized debt discount and unamortized debt issuance costs.

Other expense, net was $2.8 million for the three months ended June 30, 2018, as compared to other income, net of $1.5 million for the three months ended June 30, 2017. The decline of $4.4 million was primarily related to a $4.5 million increase in foreign currency loss related to our business conducted in Brazilian reais.

Provision for income taxes decreased by $4.7 million to an income tax benefit of $0.3 million for the three months ended June 30, 2018, as compared to the three months ended June 30, 2017. The decrease was principally due to lower income in the three months ended June 30, 2018.

Net Income (Loss), Net Income (Loss) per Diluted Common Share attributable to Intelsat S.A., EBITDA and Adjusted EBITDA

Net loss attributable to Intelsat S.A. was $46.8 million for the three months ended June 30, 2018, compared to net loss attributable to Intelsat S.A. of $23.8 million for the same period in 2017.

Net loss per diluted common share attributable to Intelsat S.A. was $0.38 for the three months ended June 30, 2018, compared to net loss per diluted common share of $0.20 for the same period in 2017.

EBITDA was $408.5 million for the three months ended June 30, 2018, compared to $407.3 million for the same period in 2017.

Adjusted EBITDA was $415.6 million for the three months ended June 30, 2018, or 77 percent of revenue, compared to $417.9 million, or 78 percent of revenue, for the same period in 2017. Excluding the effects of ASC 606, Adjusted EBITDA declined by 7 percent to $390.5 million, or 76 percent of revenue in the second quarter of 2018 as compared to the same period in 2017. Please see the table below for further detail of the impacts on Adjusted EBITDA as a result of ASC 606.

Free Cash Flow From (Used In) Operations

Net cash provided by operating activities was $57.2 million for the three months ended June 30, 2018, and free cash flow from operations was $4.9 million for the same period. Free cash flow from (used in) operations is defined as net cash provided by (used in) operating activities, less payments for satellites and other property and equipment (including capitalized interest) and other payments for satellites from financing activities. Payments for satellites and other property and equipment from investing activities during the three months ended June 30, 2018 was $52.4 million.

Financial Outlook 2018

•	Intelsat reaffirmed its 2018 revenue and Adjusted EBITDA guidance issued on February 26, 2018.

•	Intelsat reaffirmed the capital expenditure guidance updated on June 11, 2018.

•	Intelsat introduced cash tax guidance for 2018 and a modeling assumption range for future periods.

Revenue: Intelsat forecasts full-year 2018 revenue to be in a range of $2.060 billion to $2.110 billion.

Adjusted EBITDA: Intelsat forecasts Adjusted EBITDA performance for the full-year 2018 to be in a range of $1.560 billion to $1.605 billion.

Capital Expenditures: On June 11, 2018, the Company updated its capital expenditure expectation for 2018-2020 (the “Guidance Period”).

We expect the following capital expenditure ranges:

•	2018: $300 million to $350 million;

•	2019: $325 million to $400 million; and

•	2020: $300 million to $400 million.

In adjusting downward our capital expenditure guidance as compared to our previous guidance, Intelsat incorporated two primary changes: the deferral of a new satellite order from 2018 to 2019, and a reduction in assumed launch costs related to operational and supply improvements in the launcher sector.

We are committed to our 2018 operating priority to incorporate new innovations in our fleet development program. The new initiatives are planned to allow us to achieve a lower cost-per-bit for our global fleet while also attaining lower overall capital intensity to support operations. Innovations will contribute to commercial flexibility and strong competitive positioning and include:

•	driving development of commercially-scaled software-definable satellites;

•	leveraging new manufacturing practices;

•	use of mission extension vehicles; and

•	increased use of reusable rocket launchers.

By the conclusion of the Guidance Period at the end of 2020, the net number of transponder equivalents is expected to increase by a compound annual growth rate (“CAGR”) of approximately 5 percent, reflecting the net activity of satellites entering and leaving service during the Guidance Period. Capital expenditure incurrence is subject to the timing of achievement of contract, satellite manufacturing, launch and other milestones.

Our capital expenditure guidance includes capitalized interest, which is expected to average approximately $40 million annually over the Guidance Period.

Cash Taxes: We expect cash taxes in 2018 to be approximately $55 million to $65 million. In periods for the foreseeable future, we expect cash taxes to range from $30 million to $40 million annually.

[1]

In this release, financial measures are presented both in accordance with U.S. GAAP and also on a non-U.S. GAAP basis. EBITDA, Adjusted EBITDA (or “AEBITDA”), free cash flow from (used in) operations and related margins included in this release are non-U.S. GAAP financial measures. Please see the consolidated financial information below for information reconciling non-U.S. GAAP financial measures to comparable U.S. GAAP financial measures.

Q2 2018 Quarterly Commentary

Intelsat provides a detailed quarterly commentary on the Company’s business trends and performance. Please visit www.intelsat.com/investors for management’s commentary on the Company’s progress against its operational priorities and financial outlook.

Conference Call Information

Intelsat management will hold a public conference call at 8:30 a.m. ET on Tuesday, July 31, 2018 to discuss the Company’s second quarter financial results for the period ended June 30, 2018. Access to the live conference call will also be available via the Internet at www.intelsat.com/investors. To participate on the live call, participants should dial +1 844-834-1428 from North America, and +1 920-663-6274 from all other locations. The participant pass code is 2778516.

Participants will have access to a replay of the conference call through August 7, 2018. The replay number for North America is +1 855-859-2056, and for all other locations is +1 404-537-3406. The participant pass code for the replay is 2778516.

About Intelsat

Intelsat S.A. (NYSE: I) operates the world’s first Globalized Network, delivering high-quality, cost-effective video and broadband services anywhere in the world. Intelsat’s Globalized Network combines the world’s largest satellite backbone with terrestrial infrastructure, managed services and an open, interoperable architecture to enable customers to drive revenue and reach through a new generation of network services. Thousands of organizations serving billions of people worldwide rely on Intelsat to provide ubiquitous broadband connectivity, multi-format video broadcasting, secure satellite communications and seamless mobility services. The end result is an entirely new world, one that allows us to envision the impossible, connect without boundaries and transform the ways in which we live. For more information, visit www.intelsat.com.

Intelsat Safe Harbor Statement:

Some of the information and statements contained in this earnings release and certain oral statements made from time to time by representatives of Intelsat constitute “forward-looking statements” that do not directly or exclusively relate to historical facts. When used in this earnings release, the words “may,” “will,” “might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook,” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information. Forward-looking statements include: statements regarding our expectation that the launches of our satellites in the future will position us for growth; our plans for satellite launches in the near to mid-term; our guidance regarding our intention to maximize the value of our spectrum rights, including the pursuit of partnerships to optimize new satellite business cases and the exploration of joint use of certain spectrum with the wireless sector in certain geographies; our expectations as to the potential timing of a final U.S. Federal Communications Commission ruling with respect to our C-band Joint Use Proposal; guidance regarding our expectations for our revenue performance and Adjusted EBITDA performance; our capital expenditure guidance over the next several years; our belief that the scale of our fleet can reduce the financial impact of satellite or launch failures and protect against service interruptions; our belief that the diversity of our revenue and customer base allows us to recognize trends across regions and capture new growth opportunities; our expectation that developing differentiated services and investing in new technology will allow us to unlock essential opportunities; our expectations as to the increased number of transponder equivalents on our fleet over the next several years; and our expectations as to the level of our cash tax payments in the future.

The forward-looking statements reflect Intelsat’s intentions, plans, expectations, anticipations, projections, estimations, predictions, outlook, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Some of the factors that could cause actual results to differ from historical results or those anticipated or predicted by these forward-looking statements include: risks associated with operating our in-orbit satellites; satellite anomalies, launch failures, satellite launch and construction delays and in-orbit failures or reduced performance; potential changes in the number of companies offering commercial satellite launch services and the number of commercial satellite launch opportunities available in any given time period that could impact our ability to timely schedule future launches and the prices we pay for such launches; our ability to obtain new satellite insurance policies with financially viable insurance carriers on commercially reasonable terms or at all, as well as the ability of our insurance carriers to fulfill their obligations; possible future losses on satellites that are not adequately covered by insurance; U.S. and other government regulation; changes in our contracted backlog or expected contracted backlog for future services; pricing pressure and overcapacity in the markets in which we compete; our ability to access capital markets for debt or equity; the competitive environment in which we operate; customer defaults on their obligations to us; our international operations and other uncertainties associated with doing business internationally; and litigation. Known risks include, among others, the risks described in Intelsat’s Annual Report on Form 20-F for the year ended December 31, 2017, and its other filings with the U.S. Securities and Exchange Commission, the political, economic and legal conditions in the markets we are targeting for communications services or in which we operate and other risks and uncertainties inherent in the telecommunications business in general and the satellite communications business in particular.

Because actual results could differ materially from Intelsat’s intentions, plans, expectations, anticipations, projections, estimations, predictions, outlook, assumptions and beliefs about the future, you are urged to view all forward-looking statements with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

INTELSAT S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

($ in thousands, except per share amounts)

	Three Months Ended June 30, 2017	Three Months Ended June 30, 2018
Revenue	$533,229	$537,714
Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	79,933	76,479
Selling, general and administrative	47,541	49,865
Depreciation and amortization	177,510	173,615

Total operating expenses	304,984	299,959

Income from operations	228,245	237,755
Interest expense, net	248,100	303,150
Gain (loss) on early extinguishment of debt	(48)	22,085
Other income (expense), net	1,542	(2,836)

Loss before income taxes	(18,361)	(46,146)
Provision for (benefit from) income taxes	4,439	(306)

Net loss	(22,800)	(45,840)
Net income attributable to noncontrolling interest	(995)	(988)

Net loss attributable to Intelsat S.A.	$(23,795)	$(46,828)

Net loss per common share attributable to Intelsat S.A.:
Basic	$(0.20)	$(0.38)
Diluted	$(0.20)	$(0.38)

INTELSAT S.A.

UNAUDITED RECONCILIATION OF NET INCOME/(LOSS) TO EBITDA

($ in thousands)

	Three Months Ended June 30, 2017	Three Months Ended June 30, 2018
Net loss	$(22,800)	$(45,840)
Add (Subtract):
Interest expense, net(1)	248,100	303,150
Loss (gain) on early extinguishment of debt	48	(22,085)
Provision for (benefit from) income taxes(2)	4,439	(306)
Depreciation and amortization	177,510	173,615

EBITDA	407,297	408,534

Effect of ASC 606 adoption(3)	—	(25,097)

EBITDA excluding ASC 606 adoption effect	407,297	383,437

EBITDA Margin	76%	76%
EBITDA Margin excluding ASC 606 adoption effect	76%	75%

Note:

Intelsat calculates a measure called EBITDA to assess the operating performance of Intelsat S.A. EBITDA consists of earnings before net interest, gain on early extinguishment of debt, taxes and depreciation and amortization. Given our high level of leverage, refinancing activities are a frequent part of our efforts to manage our costs of borrowing. Accordingly, we consider gain on early extinguishment of debt an element of interest expense. EBITDA is a measure commonly used in the Fixed Satellite Services (“FSS”) sector, and we present EBITDA to enhance the understanding of our operating performance. We use EBITDA as one criterion for evaluating our performance relative to that of our peers. We believe that EBITDA is an operating performance measure, and not a liquidity measure, that provides investors and financial analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies.

EBITDA is not a measure of financial performance under U.S. GAAP, and our EBITDA may not be comparable to similarly titled measures of other companies. EBITDA should not be considered as an alternative to operating income (loss) or net income (loss), determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

INTELSAT S.A.

UNAUDITED RECONCILIATION OF NET INCOME/(LOSS) TO ADJUSTED EBITDA

($ in thousands)

	Three Months Ended June 30, 2017	Three Months Ended June 30, 2018
Net loss	$(22,800)	$(45,840)
Add (Subtract):
Interest expense, net(1)	248,100	303,150
Loss (gain) on early extinguishment of debt	48	(22,085)
Provision for (benefit from) income taxes(2)	4,439	(306)
Depreciation and amortization	177,510	173,615

EBITDA	407,297	408,534

Add:
Compensation and benefits(3)	4,453	1,574
Non-recurring and other non-cash items(4)	6,166	5,507

Adjusted EBITDA	417,916	415,615

Effect of ASC 606 adoption(5)	—	(25,097)

Adjusted EBITDA excluding ASC 606 adoption effect	417,916	390,518

Adjusted EBITDA Margin	78%	77%
Adjusted EBITDA Margin excluding ASC 606 adoption effect	78%	76%

Note:

Intelsat calculates a measure called Adjusted EBITDA to assess the operating performance of Intelsat S.A. Adjusted EBITDA consists of EBITDA as adjusted to exclude or include certain unusual items, certain other operating expense items and certain other adjustments as described in the table above. Our management believes that the presentation of Adjusted EBITDA provides useful information to investors, lenders and financial analysts regarding our financial condition and results of operations, because it permits clearer comparability of our operating performance between periods. By excluding the potential volatility related to the timing and extent of non-operating activities, our management believes that Adjusted EBITDA provides a useful means of evaluating the success of our operating activities. We also use Adjusted EBITDA, together with other appropriate metrics, to set goals for and measure the operating performance of our business, and it is one of the principal measures we use to evaluate our management’s performance in determining compensation under our incentive compensation plans. Adjusted EBITDA measures have been used historically by investors, lenders and financial analysts to estimate the value of a company, to make informed investment decisions and to evaluate performance. Our management believes that the inclusion of Adjusted EBITDA facilitates comparison of our results with those of companies having different capital structures.

Adjusted EBITDA is not a measure of financial performance under U.S. GAAP, and our Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA should not be considered as an alternative to operating income (loss) or net income (loss), determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

INTELSAT S.A.

CONSOLIDATED BALANCE SHEETS

($ in thousands, except per share amounts)

	As of December 31, 2017	As of June 30, 2018
		(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$525,215	$444,030
Restricted cash	16,176	18,922
Receivables, net of allowances of $29,669 in 2017 and $31,807 in 2018	221,223	248,797
Contract assets	—	42,729
Prepaid expenses and other current assets	56,862	28,086

Total current assets	819,476	782,564
Satellites and other property and equipment, net	5,923,619	5,719,442
Goodwill	2,620,627	2,620,627
Non-amortizable intangible assets	2,452,900	2,452,900
Amortizable intangible assets, net	349,584	330,343
Contract assets, net of current portion	0	89,548
Other assets	443,830	411,042

Total assets	$12,610,036	$12,406,466

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable and accrued liabilities	$116,396	$102,558
Taxes payable	12,007	25,093
Employee related liabilities	29,328	25,510
Accrued interest payable	263,207	263,379
Current portion of long-term debt	96,572	—
Contract liabilities	—	152,084
Deferred satellite performance incentives	25,780	30,020
Deferred revenue	149,749	—
Other current liabilities	47,287	50,662

Total current liabilities	740,326	649,306
Long-term debt, net of current portion	14,112,086	13,786,628
Contract liabilities, net of current portion	—	1,138,618
Deferred satellite performance incentives, net of current portion	215,352	225,618
Deferred revenue, net of current portion	794,707	—
Deferred income taxes	48,434	276
Accrued retirement benefits	191,079	182,070
Other long-term liabilities	296,616	65,203
Shareholders’ deficit:
Common shares; nominal value $0.01 per share	1,196	1,367
Paid-in capital	2,173,367	2,546,862
Accumulated deficit	(5,894,659)	(6,120,450)
Accumulated other comprehensive loss	(87,774)	(86,253)

Total Intelsat S.A. shareholders’ deficit	(3,807,870)	(3,658,474)
Noncontrolling interest	19,306	17,221

Total liabilities and shareholders’ deficit	$12,610,036	$12,406,466

INTELSAT S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

($ in thousands)

	Three Months Ended June 30, 2017	Three Months Ended June 30, 2018
Cash flows from operating activities:
Net loss	$(22,800)	$(45,840)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	177,510	173,616
Provision for doubtful accounts	(7,133)	1,239
Foreign currency transaction loss	1,238	6,544
Loss on disposal of assets	—	17
Share-based compensation	4,452	1,574
Deferred income taxes	(1,230)	(31,724)
Amortization of discount, premium, issuance costs and related costs	12,087	13,026
(Gain) loss on early extinguishment of debt	48	(22,084)
Amortization of actuarial loss and prior service credits for retirement benefits	822	1,224
Unrealized gains on derivatives and investments	—	(8,063)
Other non-cash items	13	(14)
Changes in operating assets and liabilities:
Receivables	6,950	(25,910)
Prepaid expenses, contract and other assets	882	9,356
Accounts payable and accrued liabilities	3,671	7,903
Accrued interest payable	(82,498)	(22,454)
Deferred revenue and contract liabilities	(38,154)	4,550
Accrued retirement benefits	(4,495)	(5,565)
Other long-term liabilities	(568)	(152)

Net cash provided by operating activities	50,795	57,243

Cash flows from investing activities:
Payments for satellites and other property and equipment (including capitalized interest)	(126,792)	(52,392)
Purchase of cost method investments	—	(8,500)
Capital contributions to unconsolidated affiliates	(13,173)	(11,110)
Proceeds from insurance settlements	1,547	—

Net cash used in investing activities	(138,418)	(72,002)

Cash flows from financing activities:
Repayments of long-term debt	—	(637,307)
Proceeds from issuance of long-term debt	—	402,500
Debt issuance costs	—	(12,683)
Principal payments on deferred satellite performance incentives	(6,087)	(6,559)
Proceeds from stock issuance, net of stock issuance costs	—	224,250
Dividends paid to noncontrolling interest	(2,220)	(1,424)
Other financing activities	—	1,636

Net cash used in financing activities	(8,307)	(29,587)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	153	(3,956)

Net change in cash, cash equivalents and restricted cash	(95,777)	(48,302)

Cash, cash equivalents, and restricted cash beginning of period	622,675	511,254

Cash, cash equivalents, and restricted cash end of period	526,898	462,952

Supplemental cash flow information:
Interest paid, net of amounts capitalized	$318,866	$292,133
Income taxes paid, net of refunds	2,496	37,843
Supplemental disclosure of non-cash investing activities:
Accrued capital expenditures	$(22,519)	$(4,197)
Capitalization of deferred satellite performance incentives	—	—

INTELSAT S.A.

UNAUDITED RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES

TO FREE CASH FLOW FROM (USED IN) OPERATIONS

($ in thousands)

	Three Months Ended June 30,	Three Months Ended June 30,
	2017	2018
Net cash provided by operating activities	$50,795	$57,243
Payments for satellites and other property and equipment (including capitalized interest)	(126,792)	(52,392)

Free cash flow from (used in) operations	$(75,997)	$4,851

Note:

Free cash flow from (used in) operations consists of net cash provided by operating activities, less payments for satellites and other property and equipment (including capitalized interest) from investing activities and other payment for satellites from financing activities. Free cash flow from (used in) operations is not a measurement of cash flow under U.S. GAAP. Intelsat believes free cash flow from (used in) operations is a useful measure of financial performance that shows a company’s ability to fund its operations. Free cash flow from (used in) operations is used by Intelsat in comparing its performance to that of its peers and is commonly used by financial analysts and investors in assessing performance. Free cash flow from (used in) operations does not give effect to cash used for debt service requirements and thus does not reflect funds available for investment or other discretionary uses. Free cash flow from (used in) operations is not a measure of financial performance under U.S. GAAP, and free cash flow from (used in) operations may not be comparable to similarly titled measures of other companies. You should not consider free cash flow from (used in) operations as an alternative to operating income (loss) or net income (loss), determined in accordance with U.S. GAAP, as an indicator of Intelsat’s operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

INTELSAT S.A.

SUPPLEMENTAL TABLE

REVENUE BY CUSTOMER SET AND SERVICE TYPE

($ in thousands)

Intelsat management has reviewed the data pertaining to the use of the Intelsat network, and is providing revenue information with respect to that use by customer set and service type in the following tables. Intelsat management believes this provides a useful perspective on the changes in revenue and customer trends over time.

By Customer Set

			Three Months Ended June 30, 2018
	Three Months Ended June 30, 2017		Revenues Without the Adoption of ASC 606		ASC 606 Adjustments	Revenues After the Adoption of ASC 606		Increase (Decrease) With Adoption of ASC 606	Percentage Change With Adoption of ASC 606	Increase (Decrease) Without Adoption of ASC 606	Percentage Change Without Adoption of ASC 606
Network Services	$214,895	40%	$198,367	39%	$134	$198,501	37%	$(16,394)	(8)%	$(16,528)	(8)%
Media	222,161	42	217,450	42	16,734	234,184	44	12,023	5	(4,711)	(2)
Government	86,030	16	90,290	18	8,240	98,530	18	12,500	15	4,260	5
Other	10,143	2	6,433	1	66	6,499	1	(3,644)	(36)	(3,710)	(37)

	$533,229	100%	$512,540	100%	$25,174	$537,714	100%	$4,485	1%	$(20,689)	(4)%

By Service Type

			Three Months Ended June 30, 2018
	Three Months Ended June 30, 2017		Revenues Without the Adoption of ASC 606		ASC 606 Adjustments	Revenues After the Adoption of ASC 606		Increase (Decrease) With Adoption of ASC 606	Percentage Change With Adoption of ASC 606	Increase (Decrease) Without Adoption of ASC 606	Percentage Change Without Adoption of ASC 606
On-Network Revenues
Transponder services	$386,170	72%	$368,563	72%	$23,774	$392,337	73%	$6,167	2%	$(17,607)	(5)%
Managed services	98,629	19	96,855	19	1,688	98,543	18	(86)	(0)	(1,774)	(2)
Channel	1,051	0	1,132	0	—	1,132	0	81	8	81	8

Total on-network revenues	485,850	91	466,550	91	25,462	492,012	92	6,162	1	(19,300)	(4)
Off-Network and Other Revenues
Transponder, MSS and other off-network services	34,056	6	37,001	7	(354)	36,647	7	2,591	8	2,945	9
Satellite-related services	13,323	3	8,989	2	66	9,055	2	(4,268)	(32)	(4,334)	(33)

Total off-network and other revenues	47,379	9	45,990	9	(288)	45,702	8	(1,677)	(4)	(1,389)	(3)

Total	$533,229	100%	$512,540	100%	$25,174	$537,714	100%	$4,485	1%	$(20,689)	(4)%

Expected Range of 2H2018 Quarterly Revenue Increase (Decrease) as a Result of Adoption of ASC 606

	Three Months Ended September 30, 2018		Three Months Ended December 31, 2018
	Range		Range
	Low End	High End	Low End	High End
Network Services	$(300)	$1,700	$(300)	$1,300
Media	16,600	16,800	16,600	16,800
Government	8,239	8,239	8,239	8,239
Satellite Services	0	100	0	100
Total ASC 606 Revenue Increase (net)	$24,539	$26,839	$24,539	$26,439